QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 25, 2018

Banner Corporation
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation)	000-26584 (Commission File Number)	91-1691604 (I.R.S. Employer Identification No.)

10 S. First Avenue
Walla Walla, Washington 99362
(Address of principal executive offices and zip code)

(509) 527-3636
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.    Entry into a Material Definitive Agreement.

        On July 25, 2018, Banner Corporation, a Washington corporation ("Banner"), and Skagit Bancorp, Inc., a Washington corporation ("Skagit"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the terms and conditions set forth therein, Skagit will merge with and into Banner (the "Merger"), with Banner as the surviving corporation in the Merger. Immediately following the Merger, Skagit's wholly owned bank subsidiary, Skagit Bank, will merge with and into Banner's wholly owned bank subsidiary, Banner Bank (the "Bank Merger"), with Banner Bank as the surviving entity in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of Banner and Skagit.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, no par value, of Skagit ("Skagit Common Stock") outstanding immediately prior to the Effective Time, other than certain shares held by Banner, Skagit or a holder of Skagit Common Stock who properly exercises dissenters' rights when and in the manner required under Chapter 23B.13 of the Washington Business Corporation Act, will be converted into the right to receive 5.6664 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of Banner ("Banner Common Stock"), subject to adjustment as provided in the Merger Agreement (the "Merger Consideration"). The Merger Consideration will be reduced, via a downward adjustment to the Exchange Ratio, on a dollar-for-dollar basis (based on the Banner Average Closing Price (as defined below)) if Skagit's shareholders' equity, measured as of the month-end prior to the closing (or, if the closing is expected to occur in the first eight days of a month, the preceding month-end) and subject to certain adjustments, is less than $80 million. Skagit will be entitled to pay a special dividend to its shareholders immediately prior to closing to the extent such shareholders' equity, as adjusted, exceeds $80 million.

        At the Effective Time, each stock option granted by Skagit (a "Skagit Option") that is outstanding as of immediately prior to the Effective Time will fully vest and will be cancelled and converted into the right to receive a cash payment, without interest and less applicable withholding taxes, equal to the product of (i) the number of shares of Skagit Common Stock subject to the Skagit Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the (1) product of (A) the Exchange Ratio and (B) the average closing price of Banner Common Stock for the five full trading days immediately preceding the date that is the second business day prior to the closing date of the Merger (the "Banner Average Closing Price") over (2) the exercise price per share of Skagit Common Stock subject to such Skagit Option as of the Effective Time.

        The Merger Agreement provides that effective immediately following the Effective Time, Banner will appoint Cheryl Bishop, the Chief Executive Officer of Skagit, to serve on the Banner Board of Directors.

        The Merger Agreement contains customary representations and warranties from both Banner and Skagit, each with respect to its and its subsidiaries' business, and each party has agreed to customary covenants, including, in the case of Skagit, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and Skagit's obligation to call a meeting of its shareholders to adopt and approve the Merger Agreement, and, subject to certain customary exceptions, for the Board of Directors of Skagit to recommend that its shareholders adopt and approve the Merger Agreement. Skagit has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals.

        The completion of the Merger is subject to customary conditions, including (1) adoption and approval of the Merger Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Skagit Common Stock, (2) non-objection by the NASDAQ to the listing of the shares of Banner Common Stock to be issued in the Merger, (3) receipt of all required regulatory approvals, including the approval of the Federal Reserve Board, the Federal Deposit Insurance

Corporation and the Washington State Department of Financial Institutions, Division of Banks, and with respect to Banner's obligation to complete the Merger, without any required regulatory approval resulting in a materially burdensome regulatory condition, (4) effectiveness of a registration statement on Form S-4 for the shares of Banner Common Stock to be issued in the Merger, (5) absence of any law, order, injunction or decree prohibiting or making illegal the completion of the transactions contemplated by the Merger Agreement and (6) final determination of the amount of Skagit's adjusted shareholders' equity for purposes of determining any adjustment to the Exchange Ratio and the Merger Consideration. Each party's obligation to complete the Merger is also subject to certain additional customary conditions, including (1) the receipt of a tax opinion from the applicable party's counsel to the effect that the Merger will qualify as a "reorganization" for tax purposes, (2) the accuracy of the other party's representations and warranties, subject to certain qualifications and exceptions, as of the date of the Merger Agreement and as of the closing date, and (3) material performance of the other party's covenants, agreements and obligations under the Merger Agreement. Banner's obligation to complete the Merger is also subject to the condition that holders of not more than 10% of the outstanding shares of Skagit Common Stock have exercised their dissenters' rights under Washington law.

        The Merger Agreement provides certain termination rights for both Banner and Skagit and further provides that a termination fee of $7.75 million would be payable by Skagit to Banner upon termination of the Merger Agreement under certain circumstances.

        In connection with the execution of the Merger Agreement, Banner entered into voting agreements with certain directors and executive officers of Skagit and/or their affiliates (the "Voting Agreements"), in which each such person agreed, among other things, to vote the shares of Skagit Common Stock owned beneficially or of record by such person and over which it has voting power in favor of the Merger Agreement, and against any alternative acquisition proposal or other action that would prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, as well as certain other restrictions with respect to the voting and transfer of such person's shares of Skagit Common Stock. The Voting Agreements also contain certain confidentiality, non-solicitation and, in the case of the Voting Agreements executed by non-executive officers of Skagit, non-competition covenants.

        The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

        The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Banner or Skagit, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Banner, Skagit, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement/prospectus, which will be sent to the shareholders of Skagit seeking their approval of the Merger Agreement, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Banner makes with the Securities and Exchange Commission ("SEC").

Item 9.01.    Financial Statements and Exhibits.

  (d)
  Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of July 25, 2018, by and between Skagit Bancorp, Inc. and Banner Corporation*

*
The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Forward-Looking Statements

        When used in this communication and in other documents filed with or furnished to the SEC, in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "may," "believe," "will," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," "potential," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Investors and security holders are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this communication other than historical facts constitute forward-looking statements.

        In addition to factors disclosed in Banner's SEC reports, important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: expected revenues, cost savings, synergies and other benefits from the proposed merger of Banner and Skagit might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals for the proposed merger of Banner and Skagit may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed merger); the requisite approval of Skagit shareholders may be delayed or may not be obtained, the other closing conditions to the merger may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed merger of Banner and Skagit; Banner's or Skagit's businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed merger is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of managements' attention from ongoing business operations and opportunities as a result of the proposed merger or otherwise; the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses and provisions for loan losses that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and non-performing assets, and may result in the allowance for loan losses not being adequate to cover actual losses and require a material increase in reserves; results of examinations by regulatory authorities, including the possibility that any such regulatory authority may, among other things, require the writing down of assets or increases in the allowance for loan losses; the ability to manage loan delinquency rates; competitive pressures among financial services companies; changes in consumer spending or borrowing and spending habits; interest rate movements generally and the relative differences between short and long-term interest rates, loan and deposit interest rates, net interest margin and funding sources; the impact of repricing and competitors' pricing initiatives on loan and deposit products; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values; the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; the ability to access cost-effective funding; increases in premiums for deposit insurance; the ability to control operating costs and expenses; the use of estimates in determining fair value of certain assets and liabilities, which estimates may prove to be incorrect and result in significant changes in valuation; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect employees, and potential associated charges; disruptions, security breaches or other adverse events, failures or interruptions in, or attacks on, information technology systems or on the third-party vendors who perform critical processing functions; changes in financial markets; changes in economic conditions in general and in Washington, Idaho, Oregon and California in particular; secondary market conditions for loans and the ability to sell loans in the secondary market; the costs, effects and outcomes of litigation; legislation or regulatory changes or reforms, including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules, including changes related to Basel III; the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the implementing regulations; results of safety and soundness and compliance examinations by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Washington State Department of Financial Institutions, Division of Banks, or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require restitution or institute an informal or formal enforcement action which could require an increase in reserves for loan losses, write-downs of assets or changes in regulatory capital position, or affect the ability to borrow funds, or maintain or increase deposits, or impose additional requirements and restrictions, any of which could adversely affect liquidity and earnings; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; adverse changes in the securities markets; the inability of key third-party providers to perform their obligations; changes in accounting principles, policies or guidelines, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the economic impact of war or any terrorist activities; other economic, competitive, governmental, regulatory and technological factors affecting operations, pricing, products and services; future acquisitions by Banner of other depository institutions or lines of business; and future goodwill impairment due to changes in Banner's business, changes in market conditions, or other factors.

        Forward-looking statements speak only as of the date on which they are made, and neither Banner nor Skagit undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information and Where to Find It

        In connection with the proposed acquisition of Skagit, Banner will file a registration statement on Form S-4 with the SEC to register the shares of Banner's common stock to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Skagit seeking their approval of the proposed transaction.

        INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BANNER, SKAGIT AND THE PROPOSED TRANSACTION.

        Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Banner with the SEC, free of charge from the SEC's website at www.sec.gov or by accessing Banner's website at http://investor.bannerbank.com/Docs or upon written request to Banner Corporation, Attn: Investor Relations, 10 South First Avenue, Walla Walla, Washington 99362 or by calling (509) 527-3636.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BANNER CORPORATION
Date: July 27, 2018	By:	/s/ Peter J. Conner
Peter J. Conner Executive Vice President and Chief Financial Officer

QuickLinks

  Item 1.01. Entry into a Material Definitive Agreement.
  Item 9.01. Financial Statements and Exhibits.
SIGNATURES